# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PagerDuty, Inc., CIK 0001568100
CUSIP: 69553P100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 600 TOWNSEND STREET #200, SAN FRANCISCO, California (CA), 94103
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001323953

## Reporting persons
- RGM Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,015,461; sole dispositive power 0; shared dispositive power 5,015,461; aggregate amount beneficially owned 5,015,461 (5.6% of the class)

## Item 1. Issuer
Name of issuer: PagerDuty, Inc.
Address of issuer's principal executive offices: 600 TOWNSEND STREET #200, SAN FRANCISCO, CALIFORNIA, 94103

## Item 2. Person Filing
Name of person filing:
Robert G. Moses
RGM Capital, LLC
Address of principal business office or, if none, residence: 9010 Strada Stell Court, Suite 105, Naples, FL 34109
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 5,015,461
Percent of class: 5.56%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,015,461
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,015,461

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Robert G. Moses is the managing member of RGM Capital, LLC, a Delaware limited liability company that serves as investment adviser to, and exercises investment discretion over, a number of investment accounts and investment vehicles. None of those investment accounts or investment vehicles has beneficial ownership of 5% or more of any class of the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- RGM Capital, LLC: Robert G. Moses, Managing Member (02/13/2025)